UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-40841

TDCX Inc.

750D Chai Chee Road,

#06-01/06 ESR BizPark @ Chai Chee

Singapore 469004

(65) 6309-1688

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit 99.1	Press Release

Exhibit 99.2	Agreement and Plan of Merger, dated March 1, 2024, by and among Transformative Investments Pte Ltd, Helium and TDCX Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDCX INC.

By:	/s/ TAN Yee Peng
Name:	TAN Yee Peng
Title:	Chairlady of the Special Committee of the Board of Directors of TDCX Inc.

Date: March 1, 2024